UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Garmin Ltd.

(Name of Issuer)

Registered Shares

(Title of Class of Securities)

H2906T 109

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H2906T 109	Page 2 of 8 pages

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Min H. Kao
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,859,060
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,859,060

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,859,060
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.67%
12	Type of Reporting Person IN

CUSIP No. H2906T 109	Page 3 of 8 pages

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Yu-Fan C. Kao
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,859,060
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,859,060

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,859,060
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.67%
12	Type of Reporting Person IN

CUSIP No. H2906T 109	Page 4 of 8 pages

Item 1(a) Name of Issuer: Garmin Ltd.

Item 1(b) Address of Issuer’s Principal Executive Offices: Mühlentalstrasse 2, 8200 Schaffhausen, Switzerland

Item 2(a) Name of Person Filing:     (i)    Min H. Kao

(ii)   Yu-Fan C. Kao

Item 2(b) Address of Principal Business Office or, if none, Residence: 1200 East 151st Street, Olathe, Kansas 66062 for each person listed in 2(a)(i) and 2(a)(ii)

Item 2(c) Citizenship: USA for each of the persons listed in 2(a)(i) and 2(a)(ii).

Item 2(d) Title of Class of Securities: Registered Shares

Item 2(e) CUSIP Number: H2906T 109

Item 3.	If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. H2906T 109	Page 5 of 8 pages

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

☒ Not applicable. (For each person listed in 2(a)(i) and 2(a)(ii))

Item 4.	Ownership

(a) Amount beneficially owned: Min H. Kao Yu-Fan C. Kao	18,859,060 18,859,060	(1) (2)
(b) Percent of class: Min H. Kao Yu-Fan C. Kao	9.67 9.67	% %
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote: Min H. Kao Yu-Fan C. Kao	0 0
(ii) shared power to vote or to direct the vote: Min H. Kao Yu-Fan C. Kao	18,859,060 18,859,060
(iii) sole power to dispose or to direct the disposition of: Min H. Kao Yu-Fan C. Kao	0 0
(iv) shared power to dispose or to direct the disposition of: Min H. Kao Yu-Fan C. Kao	18,859,060 18,859,060

(1)	Of the 18,859,060 Registered Shares:

(A)

6,410,753 Registered Shares are held by the M&F Trust dated October 17, 2019, for which Min H. Kao and Yu-Fan C. Kao are co-trustees and share voting and dispositive power with respect to those Registered Shares;

(B)

12,227,539 Registered Shares are held by revocable trusts established by Jennifer Kao and Kenneth Kao, the children of Min H. Kao and Yu-Fan C. Kao, for which Min H. Kao and Yu-Fan C. Kao are co-trustees and together share voting and dispositive power with respect to those Registered Shares; and

(C)

220,768 Registered Shares are held by the Kao Family Foundation, a charitable foundation of which Min H. Kao is president and director and in such capacity may be deemed to exercise shared voting and dispositive power over such Registered Shares. Min H. Kao disclaims beneficial ownership of the Registered Shares held by the Kao Family Foundation and nothing herein shall be construed as an admission that Min H. Kao is the beneficial owner of such Registered Shares.

CUSIP No. H2906T 109	Page 6 of 8 pages

(2)	Of the 18,859,060 Registered Shares:

(A)

6,410,753 Registered Shares are held by the M&F Trust dated October 17, 2019, for which Min H. Kao and Yu-Fan C. Kao are co-trustees and share voting and dispositive power with respect to those Registered Shares;

(B)

12,227,539 Registered Shares are held by revocable trusts established by Jennifer Kao and Kenneth Kao, the children of Min H. Kao and Yu-Fan C. Kao, for which Min H. Kao and Yu-Fan C. Kao are co-trustees and together share voting and dispositive power with respect to those Registered Shares; and

(C)

220,768 Registered Shares are held by the Kao Family Foundation, a charitable foundation of which Yu-Fan C. Kao is a director and in such capacity may be deemed to exercise shared voting and dispositive power over such Registered Shares. Yu-Fan C. Kao disclaims beneficial ownership of the Registered Shares held by the Kao Family Foundation and nothing herein shall be construed as an admission that Yu-Fan C. Kao is the beneficial owner of such Registered Shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. H2906T 109	Page 7 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2022

MIN H. KAO

By:	/s/ Min H. Kao
Name:	Min H. Kao

YU-FAN C. KAO

By:	/s/ Yu-Fan C. Kao
Name:	Yu-Fan C. Kao

Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, among Min H. Kao and Yu-Fan C. Kao, this statement on Schedule 13G is filed on behalf of each of them.

CUSIP No. H2906T 109	Page 8 of 8 pages

EXHIBIT I

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Dated: January 27, 2022

MIN H. KAO

/s/ Min H. Kao
Min H. Kao

YU-FAN C. KAO

/s/ Yu-Fan C. Kao
Yu-Fan C. Kao